September11, 2006

William Choi, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549-3561

Re:	Distributed Energy Systems Corp.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 10, 2006

Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

Filed May 10, 2006 and August 9, 2006

File No. 0-50453

Dear Mr. Choi:

This letter responds to the comments in your letter dated August 16, 2006.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.	We note from page 25 that some of your non-U.S. projects are sold to foreign entities in the Middle East, Eurasia and Africa. Please tell us if you have made sales to entities in, have operations in, or have other contacts with, Iran, Sudan or Syria. We may have further comment.

Response: We have not made sales to entities in, do not have operations in, and do not have other contacts with, Iran, Sudan or Syria. As part of our initial proposal process for new projects, we have internal controls in place to prevent violations of United States export laws.

U.S. Securities and Exchange Commission

September 11, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Judgments and Estimates, page 37

2.	We note your identification of several accounting policies that require you to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. However, your disclosures lack reference to specific accounting estimates and the assumptions and uncertainties underlying such estimates. We remind you that this disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Please expand your disclosures to explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and to address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution. Please provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. We generally find that disclosures including both sensitivity analyses and discussions of historical experience in making the critical estimates are effective in meeting this MD&A objective. Please refer to the guidance in FRC Section 501.14 if you require further clarification.

Response:	After reviewing your comments, we are proposing to amend our disclosure regarding accounting estimates and judgments in future filings, beginning with the filing of our Form 10-Q for the fiscal quarter ending September 30, 2006, the changes for which have been highlighted in the black line format below.

Revenue Recognition—Contract and Service Revenue

We principally generate commercial contract revenue from projects in our remote infrastructure, on-site generation, and renewable energy field product lines at our Northern Power segment. For projects with a duration of greater than three months where we have the ability to reasonably estimate total project costs to complete the contract, we recognize revenue utilizing the percentage-of-completion method as prescribed by SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), based on the relationship of costs incurred to total estimated contract costs. Where we do not have the ability to estimate costs or the contract contains restrictive provisions, such as title not transferring until the end of the contract, we use the completed contract method under SOP 81-1. The selection of methods under SOP 81-1 in some circumstances can be judgmental. Approximately 70% of our contract revenue for the year ended December 31, 2005 was recognized under the percentage-of-completion method.

We also derive contract revenues from government-sponsored research and development contracts and from commercial customers. For government-sponsored research and development contracts that are fixed-price, we recognize revenue using the percentage-of-completion method under SOP 81-1. For fixed-price-incentive, or cost-reimbursement contracts that do not require us to meet specific obligations, we record revenue as work is performed. For those research and development contracts that require us to meet specified obligations, including delivery and acceptance obligations, we recognize amounts advanced

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September 11, 2006

as contract liabilities until such obligations are met. Once the obligations are met, we recognize the amounts as contract revenue. For all other commercial contracts, we recognize revenue under the completed contract method.

The recognition of revenue from contracts accounted for under SOP 81-1 requires significant judgment to estimate the costs to complete contracts in progress, which has a significant impact on the amount and timing of recognition of revenue, cost of sales, gross margin and the recording of assets and liabilities. Contract costs may be incurred over a period of several months to several years and the long-term nature and complexity of these contracts can affect our ability to estimate costs precisely. For example, delays, changes in scope, increases in labor and material costs or other unforeseen events could result in actual costs to complete being different from our original estimates, and those differences could be material. Change orders that modify the scope of contracts are common in our business and often require significant judgment and estimation due to the uncertainty of negotiating with customers. We base our estimates on historical experience, vendor quotes, and other projected costs we expect to incur over the term of the contract. We review and update our cost estimates on a quarterly basis or when circumstances change and warrant a modification to a previous estimate. If our estimates of the costs to complete a contract exceed anticipated revenue on a contract, we immediately recognize a loss at the time the loss becomes anticipated. Estimates of costs to complete that are too low would result in revenue being recognized too early and gross margins being too high at the onset of the contract. Our annual gross margin percentage for contract revenue may be affected by these changes in estimates and has fluctuated from 10% to 11% for the years ended December 31, 2005 and 2004, respectively.

For service and repair contracts, we recognize revenue as work is performed. For operating and maintenance contracts where we have agreed to provide routine maintenance services over a period of time for a fixed price, we recognize revenue ratably over the service period.

Revenue Recognition—Product Revenue

All of our product revenue is derived from the operations of our Proton segment. For product sales for which adequate product warranty information exists, we record revenue when a firm sales agreement is in place, delivery has occurred, sales price is fixed or determinable, and collectibility is reasonably assured. If customer acceptance of products is not assured, we record revenue only upon formal customer acceptance. Customer acceptance provisions included in our product sales agreements include written acceptance from the customer, acceptance upon servicing and installation of the equipment, and acceptance after a period of time. Revenue for product sales to distributors, for which there are no rights of return or price adjustments on unsold inventory, is recognized on a gross basis upon shipment to the distributors, because they assume title and risk of loss, subject to the deferral provisions described below. For all product sales where adequate product warranty information does not yet exist to reasonably estimate warranty costs as required by accounting principles generally accepted in the United States, we defer revenue and costs until the expiration of the product warranty period.

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September 11, 2006

We currently defer revenue on HOGEN H series delivered products until the related warranty costs can be reasonably estimated. We only defer production costs on our delivered products to the extent that such production costs are not in excess of the sales price and realization is reasonably assured.

During 2005, we determined that we had adequate product warranty information and experience to begin recognizing product revenue related to our HOGEN S Series and our laboratory generators. Therefore, in the first quarter of 2005, we began recognizing product revenue related to sales of laboratory generators with a two-year warranty upon shipment, and in the third quarter of 2005, we began recognizing product revenue related to sales of our HOGEN S-Series hydrogen generators upon shipment.

We also earn revenue from the rental of our HOGEN products. We account for the agreements as operating leases under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 13, “Accounting for Leases.” The agreements are cancelable at any time by either party without penalty. Rental revenue is recognized monthly over the term of the rental agreement.

Warranty Costs

Our warranty to customers is limited to replacement parts and services and generally expires one year from the date of shipment or contract completion, except with respect to laboratory hydrogen generators, where the warranty period is two years. We record estimated warranty obligations in the period in which we recognize the related revenue. We quantify and record an estimate for warranty related costs; this estimate is principally based on historical experience. The accounting for warranties requires us to make assumptions and apply judgments when estimating product failure rates and expected material and labor costs. We make adjustments to accruals as warranty claim data and historical experience warrant. If actual results are not consistent with the assumptions and judgments used to calculate our warranty liability, because either failure rates or repair costs differ from our assumptions, we may be exposed to gains or losses that could be material. A 10% change in the warranty reserve at December 31, 2005 would have affected our pre-tax loss by approximately $42,000 for the year ended December 31, 2005.

Inventory

We record inventory at the lower of cost or market value. We determine cost by the first-in, first-out method. This policy requires us to write down our inventory for the excess of the carrying value, which is typically the original cost, over the amount we expect to realize from the ultimate sale or other disposal of the inventory based upon on our assumptions regarding forecasted consumer demand, market conditions, inventory aging and technological obsolescence. If any of our estimates are inaccurate, for example because of changes in

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technology that affect demand for certain products in an unforeseen manner, we may be exposed to losses or gains in excess of our established reserve, and those gains and losses could be material. A 10% change in our inventory reserve as of December 31, 2005 would have affected our pre-tax loss by approximately $57,000 for the fiscal year ended December 31, 2005

Goodwill and Intangible Assets

We have adopted the provisions of SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets,” applicable to business combinations completed after June 30, 2001. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The only identifiable intangible asset, other than goodwill, included in our balance sheet is an indefinite-lived tradename related to our Northern Power acquisition.

We review goodwill and the Northern Power tradename for potential impairment annually and when events or changes in circumstances indicate the carrying value of the goodwill or the Northern Power tradename might exceed their current fair value. To assist in the process of reviewing goodwill and the Northern Power tradename for impairment, we obtain appraisals from an independent valuation firm. The appraisal requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.

In the fourth quarter of fiscal year 2005, we completed our annual impairment testing of goodwill and the Northern Power tradename using this methodology, and determined there was no impairment. If actual results are not consistent with our assumptions and estimates, or if we ever were to discontinue the use of the Northern Power tradename, we may be exposed to an impairment charge relating to the goodwill or the tradename. The carrying value of goodwill as of June 30, 2006 and December 31, 2005 was $24,755,962. The carrying value of the Northern Power tradename as of June 30, 2006 and December 31, 2005 was $1,450,000.

Long-Lived Assets

We evaluate potential impairment of long-lived assets and long-lived assets to be disposed of in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes procedures for the review of recoverability and measurement of impairment, if necessary, of long-lived assets held and used by an entity. SFAS No. 144 requires that those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We would be required to recognize an impairment loss if the carrying amount of long-lived assets is not recoverable based on their undiscounted cash flows. The measurement of impairment loss is then based on the difference between the carrying amount and the fair value of the asset. If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to additional impairment losses that could be material to our results of operations.

U.S. Securities and Exchange Commission

September 11, 2006

Stock-Based Compensation

Stock-Based Compensation – Employee Stock-Based Awards

On January 1, 2006, we adopted SFAS 123(R), “Share-Based Payment,” which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors including employee stock options and employee stock purchases under our employee stock purchase plan based on estimated fair values. SFAS 123(R) supersedes our previous accounting under APB 25, “Accounting for Stock Issued to Employees” for periods beginning in fiscal year 2006. In March 2005, the SEC issued SAB 107 providing supplemental implementation guidance for SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of stock-based awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations. We adopted SFAS 123(R) using the modified prospective transition method which requires the application of the accounting standard starting from January 1, 2006. Our condensed consolidated financial statements, as of and for the six months ended June 30, 2006, reflect the impact of SFAS 123(R). Non-cash stock compensation expense for the three months ended June 30, 2006, was $1,025,282 and $3,375,386 for the six months ended June 30, 2006, which consisted primarily of stock-based compensation expense related to employee stock options recognized under SFAS 123(R). In addition, stock-based compensation expense for the three months ended June 30, 2006 was $22,999 and $46,787 for the six months ended June 30, 2006 was recognized related to our employee stock purchase plan.

Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123, “Accounting for Stock-Based Compensation.” Under the intrinsic value method, no stock-based compensation expense for employee stock options had been recognized in our consolidated statements of operations because the exercise price of our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. In accordance with the modified prospective transition method we used in adopting SFAS 123(R), our results of operations prior to 2006 have not been restated to reflect, and do not include, the possible impact of SFAS 123(R).

Stock-based compensation expense recognized during a period is based on the value of the portion of stock-based awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the six months ended June 30, 2006 included compensation expense for stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the fair value on the grant date estimated in accordance with the

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pro forma provisions of SFAS 123, and compensation expense for the stock-based awards granted subsequent to December 31, 2005, based on the fair value on the grant date estimated in accordance with the provisions of SFAS 123(R). Compensation expense for all stock-based awards granted will be recognized using the ratable single-option method. The amount of compensation recognized during a period is based on awards ultimately expected to vest. As stock-based compensation expense recognized in the Company’s results for the six months ended June 30, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior to 2006, we accounted for forfeitures as they occurred for the purposes of pro forma information under SFAS 123, as disclosed in our notes to consolidated financial statements for the related periods.

Upon adoption of SFAS 123(R), we selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. We determined that historical volatility is most reflective of the market conditions and thus the best indicator of expected volatility.

If factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period. Therefore, we believe it is important for investors to be aware of the high degree of subjectivity involved when using option pricing models to estimate share-based compensation under SFAS 123(R). There is risk that our estimates of the fair values of our share-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly in excess of the fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of employee share-based awards is determined in accordance with SFAS 123(R) and the Securities and Exchange Commission’s Staff Bulletin No. 107, or SAB 107 using an option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Estimates of share-based compensation expenses are significant to our financial statements, but these expenses are based on the option valuation model and will never result in the payment of cash by us. For this reason, and because we do not view share-based compensation as related to our operational performance, we exclude estimated share-based compensation expense when evaluating the business performance of our operating segments.

U.S. Securities and Exchange Commission

September 11, 2006

The guidance in SFAS123(R) and SAB 107 is relatively new, and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimate of share-based payments. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Theoretical valuation models and market based-methods are evolving and may result in lower or higher fair value estimates for share-based compensation. The timing, readiness, adoption, general acceptance, reliability and testing of these methods is uncertain.

The following table highlights the impact that each of the various assumptions has on determining the fair value of an option or award when using an option-pricing model:

Impact of Inputs to Value of Stock Options
Volatility of Stock	Higher the volatility	Higher the value

Expected Term	Longer the term	Higher the value

Risk Free Rate	Higher the rate	Higher the value

Dividend Yield	Lower the yield	Higher the value

Exercise Price	Lower the exercise price (A)	Higher the value

Stock Price (fair value)	Higher the stock price	Higher the value

(A)	presumes exercise price is less than fair value

Liquidity and Capital Resources, page 51

3.	It appears that the maturity date of the of the $6,795,000 loan agreement of Technology Drive, LLC should have been identified as December 31, 2009. Please revise the date accordingly.

Response:	The correct date is December 31, 2009. We will amend the above-referenced item in future filings, beginning with the filing of our Form 10-Q for the fiscal quarter ending September 30, 2006.

Form 10-Q for the Quarterly Period Ended June 30, 2006

4.	We note that you tested goodwill for impairment at December 31, 2005 and concluded that it was not impaired. It appears you have not tested goodwill for impairment since your most recent fiscal year end despite the declining revenues and increased losses generated by your Northern segment during the three months ended June 30, 2006. Please explain to us why these increasingly negative trends did not result in a triggering event for which you would be required under paragraph 28 of SFAS 142 to test goodwill for impairment between annual tests.

U.S. Securities and Exchange Commission

September 11, 2006

Response: In accordance with SFAS 142, goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

We considered this guidance and reviewed possible circumstances that would have an adverse effect on the carrying value of our goodwill. We determined that it was not necessary to perform an interim impairment test based on the following:

•	There have been no significant adverse changes in legal factors or the overall business climate.

•	There have been no adverse actions or assessments by a regulator.

•	No unanticipated significant competition has entered the distributed generation industry. We face competition from a variety of firms but believe we have a competitive advantage over newer entrants to the distributed generation market due to our engineering capabilities, project skills and experience.

•	There has been no change in or loss of key personnel at Northern Power. Throughout 2006, Northern Power has hired approximately 45 employees in preparation for the anticipated growth and increased number of active projects in the second half of the year.

•	There is no expectation that a reporting unit or any part thereof will be sold or otherwise disposed of.

•	We had expected and forecasted the decrease in Northern Power’s revenue through June 2006 as compared to the revenue recognized through June 2005. This decrease is attributable to our long sales cycle and relatively small amount of projects each year. Due to the long nature and timing of individual projects, these factors can lead to significant fluctuations in revenue recognized from period to period. For example, in the 2005 period, several projects were in the full construction phase and revenue was recognized on one large contract accounted for under the completed contract method of accounting.

We had expected and forecasted the decrease in Northern Power’s revenue for the first half of 2006 and management believes that the long-term fundamentals of the Northern Power business are strong and the short term fluctuations experienced in the first six months of 2006 are not indicative of any long-term trends.

There were no other factors that we believe indicated that is was more likely than not that the fair value of Northern Power was reduced below its carrying amount, or which triggered the need to test for recoverability of a significant asset group within a reporting unit under FAS 144, Accounting for Impairment of Long-Lived Assets.

U.S. Securities and Exchange Commission

September 11, 2006

We will continue to monitor material events and changes in circumstances and make quarterly determinations as to whether or not an interim impairment test is necessary.

If you have any questions or would like further information concerning our responses to your comment letter, please do not hesitate to call me at (203) 678-2193. Thank you for your consideration.

Very truly yours,

/s/ Robert B. Nieszczezewski
Robert B. Nieszczezewski

cc: Ms. Regina Balderas